Blow & Drive Interlock Corporation

137 South Robertson Boulevard

Suite 129

Beverly Hills, California 90211

November 20, 2014

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Blow & Drive Interlock Corporation
Registration Statement on Form S-1
File No. 333-196472

Gentlemen or Mesdames:

Blow & Drive Interlock Corporation (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-196472). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Monday, November 24, 2014.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.

Sincerely,

BLOW & DRIVE INTERLOCK CORPORATION

/s/ Laurence Wainer
President